A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where such offers or sales are not permitted.



ARC | INCOME FUNDS

AR Capital Dividend and Value Fund

Realty Capital Securities, LLC (Member FINRA/SIPC), is the principal underwriter of the Fund.
One Beacon Street, 14th Floor, Boston, MA 02108

For Institutional Use Only

SEL Asset Management





BRAD STANLEY, CFA
Chief Investment Officer



MARK PAINTER, CFA
Portfolio Manager



JAMES LAMAN, JD, LLM
President

▸ Co-Portfolio Manager of High Growth, High Dividend, Micro-Cap, Fixed Income, and International Opportunities portfolios at Stanley Laman Group, Ltd.

▸ Graduate of Carnegie Mellon University (2004)

▸ CFA Charterholder (2009)

▸ Co-Portfolio Manager of High Growth, High Dividend, Micro-Cap, Fixed Income, and International Opportunities portfolios at Stanley Laman Group, Ltd.

▸ Graduate of Carnegie Mellon University (2004)

▸ CFA Charterholder (2009)

▸ Co-founded the Stanley Laman Group, Ltd. in 1991

▸ Founder of Laman Law, LLC

▸ Mr. Laman holds degrees from the University of Illinois-Chicago, Rutgers University School of Law (JD), and Villanova School of Law (LLM)

▸ Mr. Laman holds series 7, 63, 65, 24, 27and 28 licenses

Fund Objective



The investment objective of the AR Capital Dividend and Value Fund (the "Fund") is to provide a high level of dividend income, with the potential for capital appreciation. The Fund will invest substantially all of (and under normal market conditions at least 80%) its net assets in dividend paying common stocks and other equity securities that are traded on one or more nationally recognized exchanges

Investment Philosophy: Dividend & Value Strategy



▶ Undervalued companies can generate excellent risk-adjusted long term returns

▶ Buy companies, not markets

▶ Diversify risk across all economic sectors of the S&P 500

▶ Invest in companies with consistent financial execution

Investment Process



► Utilize screening process to quantitatively analyze all companies listed on all global exchanges on over 400 important financial metrics

- ► Recent operating results are the best indicator of future results

- ► Potential creation or destruction of shareholder value is evaluated

- ► Indicators of operational excellence:
  - □ Dividend growth and sustainability over last 5 yrs.
  - □ Cash dividends over last 5 yrs.
  - □ Management effectiveness
  - □ Consistent Book Value per share growth over last 5 yrs.

Investment Process (cont.)



▶ Companies are then reviewed to assess qualitative characteristics

   ▶ Competitors/Competitive Advantages

   ▶ Market Potential/Market Share

   ▶ Product Mix

   ▶ Business Model

   ▶ Governance

   ▶ Risk

▶ Continually monitor the macro economic environment along with company specific news

Sell Discipline



- Valuations become expensive relative to

  - Industry Peers
  - Historical Multiples
  - Projected Financials

- Fundamentals of company or industry have changed

- Cut in dividend or dividend yield falling below 3%

- Portfolio risk adjustment

  - Increase or Decrease in Beta

Performance and Fund Characteristics



Annualized Returns for SLG High Dividend and Value Composite			
as of 12/31/2013	1YR	3YR	Inception (Feb '10)
SLG HDV (Net)*	**27.45%**	**12.55%**	**15.42%**
vs. S&P Index	29.60%	13.70%	14.14%

\# accounts: 41

Assets: $168 Million

* Assumes 1.40% annual expense ratio

▶ Beta: .94 (inception)

▶ Alpha: 3.03% (inception)

▶ R^2: .87

▶ Turnover: 37.45% (3yr avg.)

All statistics calculated from Stanley Laman Group, Ltd. High Dividend and Value Composite as of 12/31/2013 (the "Composite"). The performance quoted above does not represent the performance of the AR Capital Dividend and Value Fund, nor should it be considered a substitute for the AR Capital Dividend and Value Fund's performance. You should not consider this performance data as a prediction or an indication of future performance of the AR Capital Dividend and Value Fund or the performance that one might achieve by investing in the AR Capital Dividend and Value Fund. The Composite represents fully discretionary advisory accounts that are managed in accordance with the SLG Dividend and Value investment strategy. All personnel responsible for managing the accounts included in the Composite are now employed by the Sub-Adviser. The performance results above are prepared in accordance with Global Investment Performance Standards ("GIPS"). In certain cases, the calculation methodologies prescribed by GIPS may be different from the standard SEC formula used by mutual funds for presenting their performance returns. The returns of the accounts presented were calculated on a total return basis and include all dividends and interest and realized and unrealized gains and losses. All returns are presented after the deduction of a hypothetical 1.40% fee. The private accounts for which results are reported are not subject to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the Investment Company Act of 1940, as amended, or the Internal Revenue Code of 1986, as amended. Consequently, the performance results for such private accounts could have been adversely affected if they had been subject to mutual fund regulations. Inception date of the Composite was February 1, 2010.

AR Capital Dividend and Value Fund



Fund Structure	Series of an open-end management investment company
Dividends	Quarterly
Adviser/Sub-adviser	National Fund Advisors/SEL Asset Management
Distributor	Realty Capital Securities
Admin/Transfer Agent	RCS Advisory Services/Gemini Funds Services

AR Capital Dividend and Value Fund



Shareholder Expense	Class A	Class C
Maximum Sales Charge (as a % of offering price)	4.50% [1]	None
Maximum Deferred Sales Charge (as a % of the original purchase price of redemption proceeds, whichever is lower)	1.00% [2]	1.00% [3]
Management Fee	0.70%	0.70%
Servicing Fee	0.25%	1.00%
Net Expense Ratio [4]	1.30%	2.05%

(1) The initial sales charge may be waived for purchases by certain types of accounts, including fee-based advisory accounts.
(2) Only applies for purchases of greater than $1 million that are redeemed within one year of purchase.
(3) For Class C shares, no deferred sales charge applies after one year.
(4) National Fund Advisors, LLC, the Fund's investment adviser, has contractually agreed to waive a portion or all of its management fees and pay Fund expenses equal to 0.66% (excluding acquired fund fees and expenses, interest, taxes and extraordinary expenses) in order to limit the Other Expenses to 0.35% of average daily net assets of the Fund's shares (the "Expense Cap"). The Expense Cap will remain in effect through at least July 5, 2015, and may be terminated before that date only by the Board of Trustees (the "Board") of Realty Capital Income Funds Trust (the "Trust"). The Adviser may recoup any previously waived fees and paid expenses from the Fund pursuant to this agreement for three years from the date they were waived or paid, subject to the Expense Cap.

AR Capital Dividend and Value Fund



Sales Charge Schedule (Class A Shares)

Amount of Purchase	Initial Sales Charge as % of Public Offering Price[1]	Initial Sales Charge as % of Net Amount Invested	Reallowance to Dealers as % of Public Offering Price[1]
Less than $100,000	4.50%	4.71%	4.00%
$100,000 but less than $250,000	3.75%	3.90%	3.50%
$250,000 but less than $500,000	2.75%	2.83%	2.50%
$500,000 but less than $1,000,000	2.25%	2.30%	2.00%
$1,000,000 and above [2]	None	None	None

(1) Offering price includes the initial sales charge. The initial sales charge you pay may differ slightly from the amount set forth above because of rounding that occurs in the calculation used to determine your initial sales charge.

(2) Generally, no CDSC is imposed upon the sale of Class A shares. However, if you invest $1 million or more in Class A shares, you may pay a CDSC equal to 1% of the current NAV or the original cost of the shares that you sell, whichever is less, if you redeem your shares within one year of purchase.

ARC | INCOME FUNDS   www.arcincomefunds.com   866.271.9244

For More Information



We invite you to learn more about the AR Capital Dividend and Value Fund.

- ► Contact us at 866-271-9244

- ► Visit us at: www.arcincomefunds.com

This is not an offer or solicitation for the purchase or sale of any financial instrument. It is presented only informational purposes. Information and statements concerning financial market trends are based on current market conditions, which will fluctuate. References to specific securities and issuers are for illustrative purposes only and are not intended to be, and should not be interpreted as, recommendations to purchase or sell such securities.

These slides are not intended to be used to make any specific recommendations or imply/guarantee any type of market performance for the assets categories discussed. The information contained in these slides was taken from third-party sources that we believe to be reliable, but cannot guarantee its accuracy or completeness.

Performance data quoted herein represents past performance, and past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate, so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

Prospective investors should consider the investment objectives, risks, and charges and expenses of the AR Capital Dividend and Value Fund carefully before investing. The Fund's preliminary prospectus contains information about these important issued as well as other information about the Fund. A preliminary prospectus for the Fund may be obtained by calling (877) 373 - 2522 or writing us in care of: AR Capital Dividend and Value Fund, 405 Park Avenue, New York, NY, 10022. You may also download a copy of the Fund's preliminary prospectus by going to www.arcincomefunds.com. Please read the preliminary prospectus carefully before investing.